Exhibit 12.1
FREEPORT-McMoRan INC.

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES
(in millions except ratios)

	For the years ended December 31,
	2015		2014		2013	2012	2011

(Loss) income before income taxes and equity in affiliated companies' net (losses) earnings	$(14,128)		(800)		4,390	4,961	8,307
Amortization of previously capitalized interest	71		55		45	41	36
Less capitalized interest	(215)		(235)		(174)	(81)	(109)
Less preferred dividends of a consolidated subsidiary	(47)		(53)		(31)	—	—

(Losses) earnings from continuing operations before fixed charges	$(14,319)		(1,033)		4,230	4,921	8,234

Fixed charges:
Interest expense, net of capitalized interest	$618		648		533	179	296
Capitalized interest	215		235		174	81	109
Amortization of debt expenses, premiums and and discounts	(1)		(42)		(32)	7	11
Interest portion of rental expense	18		21		18	17	18
Preferred dividends of a consolidated subsidiary	47		53		31	—	—

Total fixed charges	$897		915		724	284	434

Adjusted earnings	(13,422)		(118)		4,954	5,205	8,668

Ratio of earnings to fixed charges[a]	$—	[b]	—	[c]	6.8	18.3	20.0

a.
For purposes of computing the consolidated ratio of earning to fixed charges, earnings consist of (loss) income before income taxes and equity in affiliated companies' net (losses) earnings. Noncontrolling interests were not deducted from earnings as all such subsidiaries had fixed charges. Fixed charges consist of interest (including capitalized interest) of all indebtedness; amortization of debt discounts, premiums and expenses; the portion of rental expense that FCX believes to be representative of interest; and preferred stock dividends of a consolidated subsidiary. The ratio of earnings to combined fixed charges and preferred stock dividends is the same as the ratio of earnings to fixed charges for the years presented because no shares of preferred stock were outstanding during these years.

b.	As a result of the loss recorded in 2015, the ratio coverage was less than 1:1. FCX would have needed to generate additional earnings of $14.3 billion to achieve coverage of 1:1 in 2015.

c.	As a result of the loss recorded in 2014, the ratio coverage was less than 1:1. FCX would have needed to generate additional earnings of $1.0 billion to achieve coverage of 1:1 in 2014.